

Mail Stop 3561

September 10, 2009

Mr. J. Per Brodin
Senior Vice President and Chief Financial Officer
Claire's Stores, Inc.
3 S.W. 129th Avenue
Pembroke Pines, Florida 33027

> **Re: Claire's Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed April 28, 2009**
> **Form 10-K/A for Fiscal Year Ended January 31, 2009**
> **Filed May 27, 2009**
> **File No. 333-148108**

Dear Mr. Brodin:

    We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009 filed April 28, 2009

Form 10-K/A filed May 27, 2009

Item 11. Executive Compensation, page 4

Compensation Discussion and Analysis, page 4

1.   We note from your response to comment four from our letter dated August 11, 2009 that "providing projected sales information could adversely affect [your] negotiation with landlords for new leases and lease renewals," and from your draft disclosure that in addition to sales, your bonuses are based on EBITDA and cash targets. However, please note that our comment relates to disclosing targets after

the fiscal year has ended, and at which time actual sales information is publicly available in your Form 10-K. It is unclear how competitive harm would result from the projected information when actual results for that time period are known. Please provide us with draft disclosure to be included in future filings disclosing your specific performance targets, omitting the numeric targets themselves, or provide a more detailed analysis as to why you believe disclosure of these targets would cause competitive harm.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director